Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 20, 2016	Financial Contact: Christian Rothe, 612-623-6205 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Second Quarter Results
Contractor Segment Drove Sales Growth
Prior Year Included Non-Recurring Gain

MINNEAPOLIS (July 20, 2016) - Graco Inc. (NYSE: GGG) today announced results for the quarter and six months ended June 24, 2016.

Summary
$ in millions except per share amounts

	Thirteen Weeks Ended			Twenty-six Weeks Ended
	June 24, 2016	June 26, 2015	% Change	June 24, 2016	June 26, 2015	% Change
Net Sales	$348.1	$335.5	4%	$653.0	$641.9	2%
Operating Earnings	78.3	83.9	(7)%	139.3	149.1	(7)%
Net Earnings	50.9	172.6	(70)%	90.5	241.5	(63)%
Diluted Net Earnings per Common Share	0.89	2.90	(69)%	$1.59	$4.02	(60)%
Diluted Net Earnings per Common Share, adjusted (1)	$0.89	$1.05	(15)%	$1.59	$1.70	(6)%
(1) Excludes effect of $110 million for the quarter and $139 million for the year to date, representing net investment income from the Liquid Finishing businesses sold in the second quarter of 2015. See Consolidated Results below for reconciliation of the adjusted non-GAAP financial measure to GAAP.

•	Sales for the quarter increased 4 percent, including 1 percentage point from acquired operations. Strong growth in the Contractor segment more than offset a decrease in the Process segment.

•
Operating earnings for the quarter decreased by $6 million, down 2 percentage points as a percentage of sales, driven by lower gross margin rate, an increase in unallocated corporate expenses (mostly stock compensation and non-divisional pension cost), and spending on new product launches and other initiatives.

•	Net earnings in 2015 included non-recurring income tax benefits totaling $9 million, or $0.15 per diluted share, for both the second quarter and the year to date.

"Strong performance by our Contractor segment, particularly in the Americas, was the primary driver for the Company's growth in the second quarter," stated Patrick J. McHale, Graco's President and CEO. "Double-digit growth in the Contractor segment was somewhat offset by a decline in the Process segment, where oil and natural gas related sales were off by nearly a third compared to the prior year. Industrial segment sales trends in the second quarter were consistent with the first quarter, with high single-digit growth in the EMEA and Asia Pacific regions dampened by softer demand in the Americas. Graco's second quarter profitability was impacted by a number of factors, including sales mix, lower factory volume, facility moves and integration activities, new product launches in the Contractor segment and unallocated corporate expenses. Although overall demand trends remain variable from region to region, and between product categories, we remain steadfast in our commitment to investing in long-term growth initiatives."

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Consolidated Results

Changes in currency translation rates decreased year-to-date sales and net earnings by approximately $7 million and $2 million, respectively, and had no significant effect on results for the quarter.

Sales for the quarter increased 4 percent, with mid single-digit percentage increases in the Americas and EMEA partially offset by a decrease in Asia Pacific. Incremental sales from operations acquired within the last 12 months totaled $5 million, contributing 1 percentage point of growth. Organic sales at consistent translation rates increased 3 percent, with increases of 4 percent in the Americas and 3 percent in EMEA and a decrease of 1 percent in Asia Pacific.

Sales for the year to date increased 2 percent, driven by an 8 percent increase in EMEA. Incremental sales from operations acquired within the last 12 months totaled $11 million, contributing 2 percentage points of growth. Organic sales at consistent translation rates increased 1 percent, with increases of 6 percent in EMEA and 2 percent in Asia Pacific and a decrease of 1 percent in the Americas.

Gross profit margin rates for both the quarter and year to date were slightly lower than the comparable periods last year. The unfavorable impacts of lower factory volume and product and channel mix more than offset the favorable effects of realized pricing. Gross margin rate for the year to date also included the favorable impact of reduced acquisition-related purchase accounting effects.

Total operating expenses for the quarter were $10 million (10 percent) higher than the second quarter last year, including $2 million of incremental expenses of acquired operations. Unallocated corporate expenses, mostly stock compensation and pension, increased $2 million. The increase in operating expenses also included $1 million to support new product launches, $1 million of factory and warehouse relocation costs and approximately $2 million related to initiatives and other corporate items. Total operating expenses for the year to date were $14 million (7 percent) higher than the comparable period last year, including $5 million of incremental expenses of acquired operations, and a $3 million increase in unallocated corporate expenses.

The effective income tax rate for both the quarter and the year to date was 31 percent, up from 28 percent and 26 percent in the second quarter and year to date last year, respectively. Last year's rate included the favorable impact of non-recurring tax benefits, mostly related to a change in assertion as to reinvestment of foreign earnings, and the impact of post-tax dividend income, partially offset by the tax rate effect of the gain on the sale of the Liquid Finishing assets.

Net earnings in 2015 included net investment income from the Liquid Finishing businesses sold in the second quarter of 2015. Results excluding Liquid Finishing investment income and expense provide a more consistent base of comparison of ongoing financial results. A calculation of the non-GAAP measurement of net earnings excluding investment income and expense follows (in millions except per share amounts):

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	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 24, 2016	June 26, 2015	Jun 24, 2016	Jun 26, 2015
Net Earnings, as reported	$50.9	$172.6	$90.5	$241.5
Held separate investment (income), net	—	(158.8)	—	(188.4)
Income tax effect	—	49.1	—	48.9
Net Earnings, adjusted	$50.9	$62.9	$90.5	$102.0

Diluted earnings per share
As reported	$0.89	$2.90	$1.59	$4.02
Adjusted	$0.89	$1.05	$1.59	$1.70

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Twenty-six Weeks
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net sales (in millions)	$157.0	$64.7	$126.4	$304.1	$129.0	$220.0
Percentage change from last year
Sales	2%	(10)%	15%	2%	(8)%	7%
Operating earnings	1%	(45)%	9%	3%	(39)%	(1)%
Operating earnings as a percentage of sales
2016	33%	12%	23%	32%	12%	21%
2015	33%	19%	25%	32%	18%	23%

Industrial segment sales for the quarter increased 2 percent (3 percent at consistent translation rates). Increases of 10 percent in EMEA and 4 percent in Asia Pacific were partially offset by a 3 percent decrease in the Americas. Year-to-date sales increased 2 percent (4 percent at consistent translation rates), including increases of 9 percent in EMEA (10 percent at consistent translation rates) and 6 percent in Asia Pacific (9 percent at consistent translation rates) partially offset by a decrease of 4 percent in the Americas. Operating margin rates for the Industrial segment were consistent with those of last year.

Process segment sales for the quarter decreased 10 percent (9 percent at consistent translation rates), including decreases of 7 percent in the Americas, 10 percent in EMEA and 21 percent in Asia Pacific. Year-to-date sales in this segment were down 8 percent (6 percent at consistent translation rates), including decreases of 7 percent in the Americas, 5 percent in EMEA (3 percent at consistent translation rates) and 14 percent in Asia Pacific (11 percent at consistent translation rates). Operating margin rates decreased compared to last year mostly due to unfavorable expense leverage.

Contractor segment sales for the quarter increased 15 percent, with increases of 19 percent in the Americas and 9 percent in EMEA, partially offset by a decrease of 9 percent in Asia Pacific. Year-to-date sales increased 7 percent (8 percent at consistent translation rates), with increases of 6 percent in the Americas and 16 percent in EMEA, partially offset by a 4 percent decrease in Asia Pacific. Operating margin rate decreased in the quarter mostly due to new product launch costs and decreased year to date due to unfavorable expense leverage and product and channel mix.

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Outlook

"Modest first half organic growth has resulted in a reduction in our full-year outlook for 2016. We have revised our low-to-mid single-digit growth expectation down to a new outlook of low single-digit growth," said McHale. "Strong headwinds in our Process segment are expected to persist into the second half of the year, keeping us from achieving our goal of growth in every reportable segment and region for the full year. Although the Contractor business in the Americas continues to grow at a high single-digit rate, we now anticipate the Americas will grow low single digits for the full year 2016, based on Process headwinds and continued weakness across nearly all product categories in the Industrial segment in the Americas. After a strong first half, we are raising our full-year outlook for the EMEA region to low-to-mid single-digit growth, while our outlook for the Asia Pacific region remains intact at low single digits. Ongoing choppiness in our end markets has not changed our commitment to strategic growth through expansion of distribution channel, development of innovative new products, conversion of end users from manual painting techniques to using spray equipment and expansion into adjacent new markets."

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2015 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; economic conditions in the United States and other major world economies; changes in currency translation rates; changes in laws and regulations; compliance with anti-corruption laws; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business as well as indemnification claims under our asset purchase agreement with Carlisle Companies Incorporated, Carlisle Fluid Technologies, Inc., and Finishing Brands Holdings Inc.; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; our ability to attract, develop and retain qualified personnel; and catastrophic events. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2015 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

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Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 21, 2016, at 10 a.m. CT, 11 a.m. ET, to discuss Graco’s second quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 1 p.m. CT on July 21, 2016, by dialing 888-203-1112, Conference ID #6816490, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through July 25, 2016.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com or on Twitter @GracoInc.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statement of Earnings
(Unaudited) (In thousands except per share amounts)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 24, 2016	June 26, 2015	June 24, 2016	June 26, 2015
Net Sales	$348,126	$335,489	$653,038	$641,942
Cost of products sold	162,985	154,866	306,101	299,190
Gross Profit	185,141	180,623	346,937	342,752
Product development	15,607	14,907	30,293	30,197
Selling, marketing and distribution	56,136	50,126	108,837	101,550
General and administrative	35,056	31,699	68,516	61,883
Operating Earnings	78,342	83,891	139,291	149,122
Interest expense	4,543	4,125	9,036	9,428
Held separate investment (income), net	—	(158,833)	—	(188,356)
Other expense (income), net	392	(438)	(754)	272
Earnings Before Income Taxes	73,407	239,037	131,009	327,778
Income taxes	22,460	66,400	40,510	86,300
Net Earnings	$50,947	$172,637	$90,499	$241,478
Net Earnings per Common Share
Basic	$0.92	$2.96	$1.63	$4.12
Diluted	$0.89	$2.90	$1.59	$4.02
Weighted Average Number of Shares
Basic	55,634	58,235	55,514	58,608
Diluted	57,040	59,622	56,875	60,044

Segment Information
(Unaudited) (In thousands)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 24, 2016	June 26, 2015	June 24, 2016	June 26, 2015
Net Sales
Industrial	$156,997	$153,502	$304,085	$296,768
Process	64,706	71,946	128,991	139,627
Contractor	126,423	110,041	219,962	205,547
Total	$348,126	$335,489	$653,038	$641,942
Operating Earnings
Industrial	$51,052	$50,738	$96,846	$93,678
Process	7,634	13,988	14,911	24,486
Contractor	29,364	27,040	46,107	46,415
Unallocated corporate (expense)	(9,708)	(7,875)	(18,573)	(15,457)
Total	$78,342	$83,891	$139,291	$149,122

The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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